December 1, 2011

Terence O’Brien, Branch Chief

Jenn Do, Staff Accountant

Division of Corporation Finance

United States Securities Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	Donaldson Company, Inc. Form 10-K filed September 23, 2011 File No. 1-7891

Dear Mr. O’Brien and Ms. Do:

This letter is in response to your letter dated November 22, 2011 (the “SEC Comment Letter”) addressed to me, Jim Shaw, Chief Financial Officer, regarding the above-mentioned filing. For your ease of reference, we have reproduced your comments in the text of this letter.

Donaldson Company, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 31, 2011

Management’s Discussion and Analysis, page 10

Fiscal 2011 Compared to Fiscal 2010, page 13

1.	Throughout your discussion of the results of operations, you mention increases in commodity costs or raw materials as a significant factor. Please expand this discussion in future filings to provide a detailed and appropriately quantified analysis of raw material costs that provides investors an understanding through the eyes of management of the impact of changes in the cost of your raw materials and plans to manage them. Discussion relating to specific raw materials (e.g. steel, filter media, etc.) and specific product lines or operating segments may be necessary in order to adequately describe material trends and uncertainties and to clarify the sensitivity of your operating results to changes in these markets. Also, on page 2 you mention commodity prices generally increased throughout the year, but the impact was moderated by certain long-term supply contracts. Disclose the expected impact of recent changes in the price of a raw material on future profitability as these supply contracts expire. Please provide us with an example of intended future disclosure.

United States Securities and Exchange Commission

December 1, 2011

Donaldson Response

In future filings, beginning with our Form 10-Q for our first quarter ended October 31, 2011 (which we intend to file on Wednesday, December 7, 2011), we will include a paragraph in our “Results of Operations” section that reads as follows:

“Purchased raw materials generally represent approximately 60 to 65 percent of the Company’s cost of sales. Of that amount, steel, including fabricated parts, represents approximately 25 percent. Filter media represents approximately 20 percent and the remainder is primarily made up of petroleum based products. The cost the Company paid for steel during the three months ended October 31, 2011 varied by grade but in aggregate it was up over 10 percent in the United States compared to the previous year quarter with a lesser impact at our other locations. The Company’s cost of filter media also varies by type but it increased approximately 3 to 6 percent in aggregate from the prior year quarter and petroleum based products were generally flat over the prior year quarter. Currently, the market prices for steel and filter media are showing some moderation while petroleum based products have not shown any significant changes. The Company enters into selective supply arrangements with certain of our steel suppliers that allow us to reduce volatility in our costs. The Company currently has steel purchase arrangements in the United States with durations ranging from one month to five months. Approximately 70 percent of our future United States purchases are subject to three to five month arrangements. The Company believes these arrangements will help keep steel prices fairly stable at current levels through April 2012. The Company does strive to recover all material cost increases through selective price increases to its Customers and the Company’s Continuous Improvement Initiatives, which include material substitution, process improvement, and product redesigns.”

In future Form 10-K filings, beginning with our Fiscal 2012 Form 10-K, we will modify the “Raw Materials” paragraph on Page 2 to provide the following additional types of detail:

“The principal raw materials that the Company uses are steel, filter media, and petroleum based products. Commodity prices generally increased throughout the year, but the impact was moderated by certain long term supply arrangements. The Company anticipates a further impact from rising commodity prices in Fiscal 2013, as compared to Fiscal 2012, specifically for steel and media, as these supply arrangements expired during the latter half of Fiscal 2012. Based on recent market information for purchased commodities, we expect the expiration of our existing steel arrangements would result in a X percent, or $X million, increase in material costs in Fiscal 2013 compared to Fiscal 2012. The Company anticipates that media prices will increase X percent, or $X million, in Fiscal 2013 compared to Fiscal 2012 when media purchase arrangements are renewed. The Company strives to recover material cost through selective price increases to its Customers and through the Company’s Continuous Improvement Initiatives, which include material substitution, process improvement, and product redesigns. The Company experienced no significant supply problems in the purchase of its major raw materials. The Company typically has multiple sources of supply for the raw materials essential to its business, and is not required to carry significant amounts of raw material inventory to secure supplier allotments. However, the Company does stock finished goods inventory at its regional distribution centers in order to meet anticipated Customer demand.”

United States Securities and Exchange Commission

December 1, 2011

Liquidity and Capital Resources, page 18

2.	We note inventories increased 33% during fiscal 2011, compared to an increase in cost of sales of 22%. In future filings please discuss material variances in your inventory turnover for the periods presented.

Donaldson Response

We did not experience significant variances in inventory turnover (calculated as Cost of Sales divided by Average Inventories) as our turns were 6.2 for Fiscal 2011 versus 6.3 for Fiscal 2010. However, in future filings we will better describe fluctuations in our inventory balances. Beginning with our Form 10-Q for our first quarter ended October 31, 2011 (which we intend to file Wednesday, December 7, 2011), we will include disclosure in our Liquidity and Capital Resources section to discuss any material changes in inventory. Following is the proposed disclosure from our first quarter Form 10-Q:

“The Company’s inventory balance was $274.2 million as of October 31, 2011 as compared to $271.5 million as of July 31, 2011. Excluding the impact of foreign exchange fluctuations, inventories increased $11.1 million. This increase was a result of our expansion of distribution capabilities in developing regions as well as gas turbine projects that are being constructed but are not yet ready for shipment, resulting in temporary increases in our inventory balances in local currencies.”

Note M Warranty, page 52

3.	You disclose “three specific warranty matters,” one each in the Retrofit Emissions Product group, Off-Road Products group and On-Road Product group. Please tell us the nature of these warranty matters. Revise future filings to disclose to the extent material the expected future impact of these matters on your operating results, financial position and/or liquidity.

United States Securities and Exchange Commission

December 1, 2011

Donaldson Response

We are supplementally providing the Staff the following information related to the three specific warranty matters disclosed in our Fiscal 2011 Form 10-K:

•	The warranty matters that we mentioned are related to claims that products were not operating to our warranty specifications. The warranty matter in our Retrofit Emissions Products Group was a result of sales of our Diesel Multi-Stage Filter System (“DMF”) product which is no longer being sold. The warranty matters in our Off-Road Products Group and On-Road Products Group resulted from warranty claims that our products could damage our Customers’ engines under certain circumstances. In future filings we will include the impacts of each significant matter similar to the disclosure example below.

•	These three matters are unrelated incidents. We are no longer selling the product in the Retrofit Emissions Products Group. The manufacturing and warranty issues in the latter two matters have been resolved through a warranty campaign and product changes.

•	The revenues for the products involved are not material to the financial statements of the Company and we do not believe that the disclosed matters will have a material impact on our future operating results, financial position, or liquidity.

In future filings, beginning with our Form 10-Q for our first quarter ended October 31, 2011 (which we plan to file on Wednesday, December 7, 2011), we will add the following to our warranty footnote:

“The prior year increase in warranty accruals was primarily due to two specific warranty matters: one in the Company’s Retrofit Emissions Products group for $2.5 million and one in the Company’s Off-Road Products group for $1.0 million. These warranty accruals were partially offset by supplier recoveries of $1.0 million. These warranty matters are not expected to have a material impact on our results of operations, liquidity or financial position.”

United States Securities and Exchange Commission

December 1, 2011

If you have any further questions, please contact the undersigned at (952) 887-3816 (phone) or (952) 703-4556 (fax).

Sincerely,

/s/ James F. Shaw
James F. Shaw Vice President and Chief Financial Officer

Enclosure

cc: Bill Cook Chairman, President and Chief Executive Officer